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May 28, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street N.E.
Washington, D.C. 20549
Attn: Lauren Nguyen, Legal Branch Chief

Re:	FLEX LNG Ltd. (the “Company”) Second Amended Registration Statement on Form 20-FR File No. 001-38904

Dear Ms. Nguyen:
This letter sets forth the response of FLEX LNG Ltd. (the “Company”) to the oral comment (“Comment”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s registration statement on Form 20-F (the “Registration Statement”) that was initially filed via EDGAR on May 7, 2019 and thereafter amended on May 17, 2019, relating to the registration of the Company’s ordinary shares under the U.S. Securities Exchange Act of 1934, as amended.
In response to the Staff’s Comment, the Company has today filed via EDGAR this letter together with its second amended Registration Statement to disclose the name of the Company’s counterparty to the Sale and Leaseback Agreement for the Flex Rainbow (the “Agreement”) and to file as Exhibit 4.3 a copy of the Agreement that does not redact the name of such counterparty.
If you have any questions or comments, please feel free to contact the undersigned at (212) 574-1274 or Filana R. Silberberg, Esq. at (212) 574-1308.
Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Keith J. Billotti
Keith J. Billotti, Esq.